SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
kterrero@sidley.com (212) 839-5946	FOUNDED 1866

February 9, 2010

By Federal Express
Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:        FactorShares S&P 2x US Equity Premium (File No.: 333-164754),
FactorShares S&P 2x US Anti-Equity Premium (File No.: 333-164758),
FactorShares S&P 2x US Equity Anti-USD (File No.: 333-164757),
FactorShares S&P GSCI® 2x Crude Oil Premium (File No.: 333-164756) and
FactorShares S&P GSCI® 2x Gold Premium (File No.: 333-164755),
Registration Statement on Form S-1 Filed with the
Securities and Exchange Commission on February 8, 2010

Dear Mr. Kluck:

On behalf of Factor Capital Management, LLC, the Managing Owner (the “Managing Owner”) of each of FactorShares S&P 2x US Equity Premium, FactorShares S&P 2x US Anti-Equity Premium, FactorShares S&P 2x US Equity Anti-USD, FactorShares S&P GSCI® 2x Crude Oil Premium and FactorShares S&P GSCI® 2x Gold Premium (each a “Fund”, and collectively, the “Funds”), enclosed please find one copy of each of the Registration Statements on Form S-1 (SEC File: No. 333-164754, 333-164758, 333-164757, 333-164756 and 333-164755, respectively) that were filed with the Securities and Exchange Commission (the “SEC”) via EDGAR on February 8, 2010.

We bring to your attention the fact that due to the similarity of the prospectus disclosure for all of the Funds, the Funds will be offered through the use of a single prospectus (the “Prospectus”).  The principal purpose for using the common Prospectus for all of the Funds is to maximize the efficiency created by the Funds’ common disclosure.  However, because each Fund is a distinct registrant, the Managing Owner has filed a separate Registration Statement on behalf of each Fund.  Accordingly, while the Prospectus is common to all of the Registration Statements, the Form S-1 cover page (including the Fee Table and the Explanatory Note) and Part II of each

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

February 9, 2010

 Registration Statement have been individualized for each Registration Statement.  The main differences between the cover page and Part II of the Registration Statements are the names.

Finally, in accordance with past practice, please note that the initial filings of the Registration Statements do not contain the audited financial statements for neither the Managing Owner nor any of the Funds.  The audited financial statements for the Managing Owner and the Funds will be filed with the next Pre-Effective Amendments to the Registration Statements.

Please feel free to call if you have any questions.

Sincerely,

/s/ Kenny S. Terrero
Kenny S. Terrero

Enclosures

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships